Deutsche Bank AG
Taunusanlage 12, D-60325
Frankfurt am Main
Federal Republic of Germany



Jeffrey A. Ruiz
Vice President
Telephone: (212) 469-3667


                                      February 12, 2003


Securities and Exchange Commission
SEC Document Control
450 Fifth Street, N.W.
Washington, DC  20549
Attn:  Filing Desk


Dear Sir or Madame:

         Re:  Filing of Schedule 13G - HANCOCK FABRICS, INC.




 Pursuant to Rule 13d-1 of the Securities Exchange Act of 1934, attached is one copy of Schedule 13G with respect to the common stock of the above referenced corporation.

Please acknowledge your receipt of the Schedule 13G by return e-mail confirmation.

                                                  Sincerely,



                                                  Jeffrey A. Ruiz






Enclosures

                       UNITED STATES
            SECURITIES AND EXCHANGE COMMISSION
                  Washington, D.C. 20549

                      SCHEDULE 13G
                     (Amendment No. )
         Under the Securities Exchange Act of 1934


                  HANCOCK FABRICS, INC.
          ---------------------------------------
                      NAME OF ISSUER:


              Common Stock ($0.001 Par Value)
          ---------------------------------------
               TITLE OF CLASS OF SECURITIES

                        409900107
          ---------------------------------------
                       CUSIP NUMBER


                     December 31, 2002
          ---------------------------------------
  (Date of Event Which Requires Filing of this Statement)


    Check the appropriate box to designate the rule pursuant to which this
    Schedule is filed:

             [X]  Rule 13d-1(b)

             [ ]  Rule 13d-1(c)

             [ ]  Rule 13d-1(d)

1. NAME OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         Deutsche Bank AG*

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (A) [ ]    (B)  [ ]

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

    Federal Republic of Germany

NUMBER OF         5.       SOLE VOTING POWER
SHARES                     1,008,790
BENEFICIALLY      6.       SHARED VOTING POWER
OWNED BY                   7,600
EACH              7.       SOLE DISPOSITIVE POWER
REPORTING                  1,069,190
PERSON WITH       8.       SHARED DISPOSITIVE POWER
                           171,900

9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,241,090

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
    SHARES [ ]

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        6.6%

12. TYPE OF REPORTING PERSON

         HC, CO, BK


*In accordance with Securities Exchange Act Release No. 39538 (January 12,
1998), this filing reflects the securities beneficially owned by the Private Clients and Asset Management business group ("PCAM") of Deutsche Bank AG and its subsidiaries and affiliates (collectively, "DBAG"). This filing does not reflect securities, if any, beneficially owned by any other business group of DBAG. Consistent with Rule 13d-4 under the Securities Exchange Act of 1934 ("Act"), this filing shall not be construed as an admission that PCAM is, for purposes of
Section 13(d) under the Act, the beneficial owner of any securities covered by the filing.

1. NAME OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         Deutsche Bank Trust Company Americas

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (A) [ ]  (B)   [ ]

3. SEC USE ONLY

4. CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

NUMBER OF         5.       SOLE VOTING POWER
SHARES                     462,190
BENEFICIALLY      6.       SHARED VOTING POWER
OWNED BY                   7,600
EACH              7.       SOLE DISPOSITIVE POWER
REPORTING                   694,490
PERSON WITH       8.       SHARED DISPOSITIVE POWER
                                    0

9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         694,490

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
    SHARES [ ]

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

            3.7%

12. TYPE OF REPORTING PERSON

         BK, CO

1. NAME OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         Deutsche Investment Management Americas Inc.

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (A) [ ]  (B)  [ ]

3. SEC USE ONLY

4. CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

NUMBER OF         5.       SOLE VOTING POWER
SHARES                     383,900
BENEFICIALLY      6.       SHARED VOTING POWER
OWNED BY                   0
EACH              7.       SOLE DISPOSITIVE POWER
REPORTING                  212,000
PERSON WITH       8.       SHARED DISPOSITIVE POWER
                          171,900

9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         383,900

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
     SHARES [ ]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

               2.0%

12. TYPE OF REPORTING PERSON

         IA, CO

1. NAME OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         Deutsche Asset Management Group Ltd, London

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (A)     [ ]    (B)      [ ]

3. SEC USE ONLY

4. CITIZENSHIP OR PLACE OF ORGANIZATION

    United Kingdom

NUMBER OF         5.       SOLE VOTING POWER
SHARES                     162,700
BENEFICIALLY      6.       SHARED VOTING POWER
OWNED BY                   0
EACH              7.       SOLE DISPOSITIVE POWER
REPORTING                  162,700
PERSON WITH       8.       SHARED DISPOSITIVE POWER
                            0

9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         162,700

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
     SHARES [ ]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         0.9%

12. TYPE OF REPORTING PERSON

         IA, CO

Item 1(a).        Name of Issuer:

                  HANCOCK FABRICS, INC.  ( "the Issuer" )

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  The address of the Issuer's principal executive offices is:

                  3406 West Main Street, Tupelo, Mississippi 38803

Item 2(a).        Name of Person Filing:

                  This statement is filed on behalf of Deutsche Bank AG, ("Reporting Person").

Item 2(b).        Address of Principal Business Office or, if none, Residence:

                  The principal place of business of the Reporting Person is:

                           Taunusanlage 12, D-60325
                           Frankfurt am Main
                           Federal Republic of Germany

Item 2(c).        Citizenship:

                  The citizenship of the Reporting Person is set forth on the cover page.

Item 2(d).        Title of Class of Securities:

                  The title of the securities is common stock, $0.001 par value ("Common Stock").

Item 2(e).        CUSIP Number:

                  The CUSIP number of the Common Stock is set forth on the cover page.

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

                 (a) [ ] Broker or dealer registered under section 15 of the
                         Act;

                 (b) [X ] Bank as defined in section 3(a)(6) of the Act;

                            Deutsche Bank Trust Company Americas

                 (c) [ ]Insurance Company as defined in section 3(a)(19) of the
                        Act;

                 (d) [ X ] Investment Company registered under section 8
                           of the Investment Company Act of 1940;

                        Deutsche Asset Management Group Ltd, London

                 (e) [ X ] An investment adviser in accordance with Rule
                           13d-1(b)(1)(ii)(E);

                         Deutsche Investment Management Americas Inc.

                 (f) [ ] An employee benefit plan, or endowment fund in accordance with Rule 13d-1 (b)(1)(ii)(F);

                 (g) [X ] parent holding company or control person in accordance with Rule 13d-1 (b)(1)(ii)(G);

                      Deutsche Bank AG

                 (h) [ ] A savings association as defined in section 3(b) of the Federal Deposit Insurance Act;

                 (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

                 (j)  [ ] Group, in accordance with Rule 13d-1 (b)(1)(ii)(J).


Item 4.           Ownership.

           (a) Amount beneficially owned:

                  The Reporting Person owns the amount of the Common Stock as set forth on the cover page.

           (b)    Percent of class:

                  The Reporting Person owns the percentage of the Common Stock as set forth on the cover page.

           (c) Number of shares as to which such person has:

                           (i) sole power to vote or to direct the vote:

                           The Reporting Person has the sole power to vote or direct the vote of the Common Stock as set forth on the cover page.

                           (ii) shared power to vote or to direct the vote:

                           The Reporting Person has the shared power to vote or direct the vote of the Common Stock as set forth on the cover page.

                           (iii) sole power to dispose or to direct the
                                 disposition of:

                           The Reporting Person has the sole power to dispose or direct the disposition of the Common Stock as set forth on the cover page.

                           (iv) shared power to dispose or to direct the
                                isposition of:

                           The Reporting Person has the shared power to dispose or direct the disposition of the Common Stock as set forth on the cover page.

Item 5.           Ownership of Five Percent or Less of a Class.

                                 Not applicable.


Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person.

                                 Not applicable.

Item 7. Identification and Classification of the Subsidiary Which cquired the Security Being Reported on by the Parent Holding Company.

                         Subsidiary                     Item 3 Classification
                    ----------------------              ---------------------

                  Deutsche Bank Trust Company Americas       Bank

                  Deutsche Investment Management
                  Americas Inc.                              Investment Advisor

                  Deutsche Asset Management Group Ltd,
                  London                                     Investment Company


Item 8.           Identification and Classification of Members of the Group.

                                 Not applicable.

Item 9.           Notice of Dissolution of Group.

                                 Not applicable.

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                       SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    DEUTSCHE BANK AG


                                    By: /s/ Jeffrey A. Ruiz
                                    Name: Jeffrey A. Ruiz
                                    Title: Vice President


                                    By: /s/ Margaret M. Adams
                                    Name: Margaret M. Adams
                                    Title: Director





Dated: 2/12/03

                                       SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    Deutsche Bank Trust Company Americas


                                    By: /s/ James T. Byrne, Jr.
                                    Name: James T. Byrne, Jr.
                                    Title: Secretary





Dated: 2/12/03

                                       SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                              Deutsche Investment Management Americas Inc.


                                    By: /s/ William G. Butterly III
                                    Name: William G. Butterly III
                                    Title: Secretary






Dated: 2/12/03

                                       SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                            Deutsche Asset Management Group Ltd, London

                                    By: /s/ Patrick Galligan
                                    Name: Patrick Galligan
                                    Title: Director


                                    By: /s/ Hugh Male
                                    Name: Hugh Male
                                    Title: Vice President




Dated: 2/12/03